Debevoise & Plimpton LLP 919 Third Avenue New York, NY 10022 +1 212 909 6000

August 10, 2018

Via EDGAR:

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Landstar System, Inc.
Form 10-K for the Fiscal Year Ended December 30, 2017
Filed February 23, 2018
Form 10-Q for the Quarterly Period Ended June 30, 2018
Filed August 3, 2018
File No. 000-21238

Dear Ms. Singleton:

On behalf of Landstar System, Inc. (the “Company”), we acknowledge receipt by the Company of the letter dated August 8, 2018 (the “Comment Letter”) of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission regarding the above referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q of the Company.

As we discussed when we spoke by telephone on August 9, the Company is working to respond to the Comment Letter but will require additional time to consider and respond to the Staff’s comments. Several members of the Company’s senior management and accounting staff, whose input will be necessary to consider and respond to the Staff’s comments, are or will be travelling and unavailable at various times through September 7. Accordingly, and in order to provide ten business days for the Company’s necessary personnel to consider and respond to the Staff’s comments, the Company is requesting an extension to September 21. We understand that this request is for an extension of more than ten business days beyond the date the Company’s response was requested in the Comment Letter. However, a ten business day extension would not provide the Company with adequate time to consider and respond to the Staff’s comments as a result of pre-existing vacation schedules and the Labor Day holiday.

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We are grateful for the Staff’s accommodation in this matter. If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6036.

Best Regards,

/s/ Steven J. Slutzky

cc:	L. Kevin Stout, Chief Financial Officer

Michael K. Kneller, Vice President, General Counsel and Secretary

Beverly Singleton, Division of Corporate Finance

Jean Yu, Division of Corporate Finance

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